April 8, 2009
Mr H Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
WASHINGTON, D.C. 20549
By Fax: 202-772 9369

Dear Mr Schwall,
Lihir Gold Limited
Form 20-F for the Fiscal Year Ended 31 December 2007
Filed May 7, 2008
Extension letter dated March 13, 2009
File No. 0-26860
I refer to our Extension letter dated March 13, 2009 in response to the comment letter received by Lihir Gold Limited (the “Company”) from the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 4, 2009, regarding the Company’s Form 20-F for the Fiscal Year ended December 31, 2007.
We respectfully advise the Commission that we expect to respond to the comment letter on or before April 24 2009.
The Company appreciates your cooperation in further extending the deadline for its response.
Yours sincerely
Stuart MacKenzie
Group Secretary and General Counsel
Lihir Gold Limited
cc: Mr Burr Henley, Sullivan & Cromwell

7th Floor, Pacific Place
Lihir Gold Limited	Phone: +675 321 7711	Cnr. Champion Parade & Musgrave Street
Incorporated in Papua New Guinea	Fax: +675 321 4705	PO Box 789 Port Moresby NCD 121
ARBN 069 803 998	Website: www.LGLgold.com	Papua New Guinea